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Exhibit 3.4

Amendment to Restated
By-Laws of FSI International, Inc.

    November 8, 1999

    Section 5.05,  Option Repricing.  Neither the Board of Directors nor any committee thereof shall cause the Corporation to reprice any options to purchase the Corporation's stock which at the time of repricing are already issued and outstanding without the prior approval of the shareholders of the Corporation.

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Amendment to Restated By-Laws of FSI International, Inc.